The Empire District Electric Company
602 Joplin Street
Joplin MO 64802

March 20, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Christopher Owings, Office of Consumer Products and Utilities

Re:	The Empire District Electric Company Registration Statement on Form S-3, Originally Filed March 16, 2007 File No. 333-141347

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Empire District Electric Company (the “Company”) hereby applies for the withdrawal of its Registration Statement on Form S-3 (File No. 333-141347), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2007.

The Registration Statement relates to the Company’s dividend reinvestment plan, and was intended to become automatically effective upon filing, but was filed under the Edgar form code “S-3” rather than “S-3D”. The Company intends to immediately refile the Registration Statement under the correct form code. The Company requests that the Commission approve an order granting the withdrawal as of the date hereof or at the earliest practical date hereafter. The Company has not issued or sold any securities pursuant to the Registration Statement.

Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Michael Sherman, Cahill Gordon & Reindel LLP, at (212) 269-5420.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use and, in particular, for use in connection with the refilling of the Registration Statement. If you have any questions with regard to this application for withdrawal, please do not hesitate to contact Michael Sherman at (212) 701-3747.

Very truly yours,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:  /s/ Gregory A. Knapp
      Name:  Gregory A. Knapp
      Title:    Vice President — Finance and
                Chief Financial Officer

cc: Peggy Kim